FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 11, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			155,152		0,02		0,02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Bradesco	Sell	05/16/2012	400	32,70	13.080,00
Share

Common

		Bradesco	Sell

05/16/2012

					33	32,70	1.079,10
Share

Common

		Bradesco	Sell

05/16/2012

					32	32,72	1.047,04
Share

Common

		Bradesco	Sell

05/17/2012

					100	34,00	3.400,00

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			154.587		0,02		0,02

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

231,669,526	26.55	26.55

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

Bradesco	Sell	03/05/2012	109.300	34,02	3.718.654,00
Share

Common

Banif	Sell	04/05/2012	6.800	34,04	231.472,00
Share

Common

HSBC	Sell	07/05/2012	75.100	33,99	2.552.703,00
Share

Common

Liquidez	Sell	07/05/2012	5.600	33,86	189.592,00
Share

Common

Merrill Lynch	Sell

09/05/2012

77.800	33,22	2.584.546,00
Share

Common

Concórdia	Sell

09/05/2012

82.500	33,11	2.731.570,00
Share

Common

Merrill Lynch	Sell

10/05/2012

97.800	33,89	3.314.053,00
Share

Common

Bradesco	Sell	11/05/2012	50.000	33,85	1.692.505,00
Share

Common

Itaú	Sell	14/05/2012	2.800	33,54	93.912,00
Share

Common

BTG	Sell	14/05/2012	30.000	33,19	995.700,00
Share

Common

Concórdia	Sell	15/05/2012	50.000	33,54	1.677.000,00
Share

Common

HSBC	Sell	15/05/2012	46.500	33,41	1.553.565,00
Share

Common

Liquidez	Sell	16/05/2012	170.000	32,76	5.569.034,00
Share

Common

Gradual	Sell	18/05/2012	500	32,64	16.320,00
Share

Common

BTG	Sell	21/05/2012	63.600	32,66	2.077.314,00
Share

Common

Itaú	Sell	22/05/2012	50.500	32,59	1.645.795,00
Share

Common

Merrill Lynch	Sell	22/05/2012	49.500	32,59	1.613.205,00
Share

Common

XP	Sell	24/05/2012	50.000	32,01	1.600.586,00
Share

Common

HSBC	Sell	25/05/2012	30.000	31,89	956.700,00
Share

Common

Bradesco	Sell	28/05/2012	100.000	32,07	3.206.835,00
Share

Common

XP	Sell	31/05/2012	2.400	31,10	74.628,00
Share

Common

Fator	Sell	31/05/2012	97.600	31,04	3.029.514,00
Share

Common

Bradesco	Sell	03/05/2012	538.700	34,00	18.315,800
Share

Common

Bradesco	Sell	03/05/2012	1.300	34,01	44.213
Share

Common

Bradesco	Sell	03/05/2012	6.000	34,02	204.120
Share

Common

Bradesco	Sell	03/05/2012	195.000	34,03	663.585
Share

Common

Bradesco	Sell	03/05/2012	5.000	34,05	170.250
Share

Common

Bradesco	Sell	03/05/2012	2.200	34,09	74.998
Share

Common

Bradesco	Sell	04/05/2012	98.200	34,00	3.338.800
Share

Common

Bradesco	Sell	04/05/2012	4.000	34,01	136.040
Share

Common

Bradesco	Sell	04/05/2012	1.500	34,03	51.045
Share

Common

Bradesco	Sell	04/05/2012	98.100	34,04	3.339.324
Share

Common

Bradesco	Sell	07/05/2012	62.500	34,00	2.125.000
Share

Common

Bradesco	Sell	07/05/2012	15.800	34,01	537.358
Share

Common

Bradesco	Sell	10/05/2012	10.000	33,88	339.500
Share

Common

Bradesco	Sell	11/05/2012	46.200	33,85	1.563.870
Share

Common

Bradesco	Sell	11/05/2012	1.000	33,88	33.800
Share

Common

Bradesco	Sell	11/05/2012	8.900	33,90	301.710
Share

Common

Bradesco	Sell	11/05/2012	3.000	33,91	101.730
Share

Common

Bradesco	Sell	11/05/2012	13.100	33,93	444.483
Share

Common

Bradesco	Sell	11/05/2012	2.200	33,94	74.668
Share

Common

Bradesco	Sell	11/05/2012	9.500	33,95	322.525
Share

Common

Bradesco	Sell	11/05/2012	700	33,92	23.744
Share

Common

Bradesco	Sell	16/05/2012	8.000	33,00	264.000
Share

Common

Bradesco	Sell	17/05/2012	3.900	33,00	128.700
Share

Common

Bradesco	Sell	17/05/2012	75.500	33,00	2.491.500
Share

Common

Bradesco	Sell	17/05/2012	4.000	33,20	132.800
Share

Common

Bradesco	Sell	17/05/2012	3.300	33,35	110,055
Share

Common

Bradesco	Sell	17/05/2012	700	33,36	23.352
Share

Common

Bradesco	Sell	17/05/2012	7.000	33,60	235.200
Share

Common

Bradesco	Sell	17/05/2012	1.400	33,63	47.082
Share

Common

Bradesco	Sell	17/05/2012	4.000	33,80	135.200
Share

Common

Bradesco	Sell	17/05/2012	1.400	33,26	46.564
Share

Common

Bradesco	Sell	17/05/2012	3.000	33,25	99.750
Share

Common

Bradesco	Sell	22/05/2012	2.000	33,05	66.100

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
Same kind	Total
Share

Common

229.459.626	26.30	26.30

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 11, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director